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The following Trustees of Met Investors Series Trust (the "Trust") have entered into a Deferred Fee Agreement with the Trust:

Dawn Vroegop
Robert Boulware
Susan Gause
Jack Borsting

The Deferred Fee Agreement for each of the above-named Trustees differs only as to such Trustee's beneficiaries, the amount or percentage of such Trustee's retainer and fees deferred in any given year and the amount of such Trustee's deferred compensation that is allocated to series of the Trust and Metropolitan Series Fund, Inc.